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                                                                    EXHIBIT 99.3

[LOGO] ERNST & YOUNG

To the Board of Directors of Newcourt Financial USA Inc.

At your request we have reviewed the Monthly Servicer Reports of Newcourt Financial USA Inc. ("Newcourt") for the period November 1, 1997 to December 31, 1997 (the "period") (prepared in accordance with the provisions of sub-section 9.01 of the Sale and Servicing Agreement of Newcourt Receivables Asset Trust 1997-1 [the "Agreement"]) dated November 1, 1997 (the "Reports") and Newcourt's compliance with the servicing of Contracts under Article V of the Agreement for the period. Our review was prepared in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information suppled to us by the Company.

Certain matters of compliance in Article V contain terms such as: "reasonable care," "reasonable efforts," "best efforts," and "reasonable manner." For purposes of this review engagement, these terms are interpreted to mean "in the same manner in which Newcourt services comparable contracts that it services on their own account."

A review does not constitute an audit and consequently we do not express an audit opinion on this matter.

Based on our review, nothing has come to our attention that causes us to believe that the Reports were not prepared in accordance with sub-section
9.01 of the Agreement and that the servicing of contracts for the period was not in compliance with the provisions of Article V of the Agreement, except as follows for the report issued for the month ended December 31, 1997:

     Restricting Event calculation -- page 4, Section 9(c) -- "A Notes Outstanding" -- Target Subordination for the months of November and December 1997.

     The calculation under section (c) part (B) -- "Difference between ADCB and Class A Notes" used the beginning period balance, not the ending period balance for Class A Notes. Coverage over the Target Subordination was therefore understated. The figures shown in section
     (c) part (B) for November and December 1997; respectively, should have been $45,607,057.20 and $45,251,066.24, and not $33,842,476.63 and
     $28,509,679.42.

                                   /s/ Ernst & Young
                                   Chartered Accountants

Toronto, Canada
March 6, 1998